

March 21, 2013

<u>Via E-mail</u>

William H. McGill, Jr.
Chairman, President and Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North
Suite 300
Clearwater, Florida 33764

> **Re:** **MarineMax, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 26, 2013**
> **File No. 333-186878**

Dear Mr. McGill:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Guarantees, page 21</u>

1. We note your discussion of guarantees here and the provisions for guarantees in your indenture. Please revise your registration statement to include the guarantees in the fee table, identify the guarantor(s) in your registration statement, revise your prospectus, where applicable, to include the guarantees among the securities you may issue and comply with Rule 3-10 of Regulation S- X or confirm that if you decide to add guarantees after this registration statement has been declared effective, you will file a new registration statement to register the guarantees. In addition, if you include guarantees in this registration statement, ensure that your counsel's legal opinion is revised accordingly. Please refer to the guidance set forth in Section II.B.1.e. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (October 14, 2011) available on our website at www.sec.gov/interps/legal/cfslb19.htm.

Item 16. Exhibits, page II-2

2. We note that you have listed the Statement of Eligibility of Trustee as Exhibits 25.1 together with a note indicating that you will file this exhibit by amendment to the registration statement or by a report filed under the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement. Please note that you may not file the Form T-1 in a post-effective amendment to the registration statement or report filed under the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement. You may, however, rely on Section 305(b)(2) of the Trust Indenture Act of 1939 and file the Form T-1 under electronic form type "305B2." Please confirm that you will file your Form T-1 under form type 305B2 and revise your related footnote disclosure. For further guidance, please see Question 220.01 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations available on our website at www.sec.gov

Exhibit 5.1

3. Please have counsel revise the sixth paragraph on page 2 of its opinion to represent that in issuing its opinion it has reviewed all documents it deems necessary. It is inappropriate for counsel to base its opinion on the review of a limited set of documents. We will not object to counsel including a list of documents it reviewed provided that the language does not state or imply that these were the only documents reviewed by counsel. Counsel must review all documents necessary in order to render its opinion regarding the legality of the securities. Please refer to the guidance set forth in Staff Legal Bulletin No. 19.

4. We note that in Section 11.10 of the indenture provides that the laws of the state of New York shall be the governing law of the debt securities and the indenture. As your counsel must provide a "legal and binding obligation" opinion for a registration statement relating to debt securities, an opinion must be given as to the governing law in order to fulfill the item requirement. Please have counsel indicate that they are opining under New York law with respect to the debt securities. Please see Item 601(b)(5) of Regulation S-K and Section II.B.1.e of Staff Legal Opinion No. 19. In this regard, your counsel will need to modify the scope of the second paragraph on page 3 and the second paragraph on page 7.

5. We note that you are registering warrants, purchase contracts, depository shares and units. Please advise us, if known, those state laws that will govern the agreements under which these securities will be issued and, if such governing law is not the Delaware General Corporation Law, have counsel revise, as applicable, the parenthetical phrases in paragraphs two through six on page 3 and the second paragraph on page 7. If it is unknown at this time which state laws will apply, please confirm that, consistent with comment 7 below, you will file an appropriately unqualified opinion of counsel, including as to jurisdiction and expertise. See Sections II.B.1.f, II.B.2.a and II.B.3.b of Staff Legal Bulletin No. 19. In this regard, you may wish to have counsel modify the assumptions in the parenthetical phrases in paragraphs two through six on page 3 and the second paragraph on page 7 to anticipate the future addition of jurisdictions.

6.  We note the language in the first paragraph on page 7 of the legal opinion, which states that the opinion is "being furnished to the Company solely for submission to the Commission as exhibit …" This appears to be a disclaimer of responsibility that implies that investors are not entitled to rely on the opinion.  Please have counsel delete this disclaimer from the legality opinion.  Please see Section II.B.3.d of Staff Legal Opinion No. 19.

7.  We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered in the offering.  Please confirm that you will file an appropriately unqualified opinion each time a takedown occurs.  Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.  Please see Section II.B.2.a of Staff Legal Opinion No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director